Mail Stop 3561

October 17, 2008

<u>By U.S. Mail</u>

Mr. Ronald McFadden
Chief Financial Officer
Zones, Inc.
1102-15th Street SW, Suite 102
Auburn, WA 98001-6509

   Re: Zones, Inc.
     Form 10-K for the Year Ended December 31, 2007
     File No. 0-28488

Dear Mr. McFadden:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       William Thompson
       Accounting Branch Chief